Universal Media Holdings, Inc.
540 North Avenue
Suite 3-C
Union, New Jersey  07083





                                                   June 6, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Universal Media Holdings, Inc.
                  File No.:  0-28549

Dear Sirs:

         Please take this correspondence as the formal request of Universal Media Holdings, Inc., to withdraw the previously filed Registration Statement on Form S-3. The Registration Statement was filed on May 4, 2001. The request is being made as the Company is not eligible to file a Form S-3 at this time. Please be advised that no securities were sold as a result of this filing.

         Please feel free to contact me, or the Counsel for the Company, Michael
S. Krome, P.C., of you have any further questions.

         Thank you very much.

                                                        Very truly yours,

                                                        /s/ Anthony Vigliotti
                                                        ------------------------
                                                        Anthony Vigliotti,
                                                        President